

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 5, 2016

Mr. Douglas Valenti
Chief Executive Officer
QuinStreet, Inc.
950 Tower Lane, 6th Floor
Foster City, California 94404

      Re: **QuinStreet, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2015
              Filed August 19, 2015
              File No. 001-34628

Dear Mr. Valenti:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Kathleen Collins

                                      Kathleen Collins
                                      Accounting Branch Chief
                                      Office of Information Technologies
                                      and Services